Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE THIRD QUARTER

AND NINE MONTHS 2017

November 2, 2017

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation one time	page 10
Remarks	page 11

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended September 30				Nine months ended September 30
in € million, except share data, unaudited	2017	2016	Change	Change at cc	2017	2016	Change	Change at cc

Health Care Services	3,532	3,438	2.7%	8.5%	10,950	9,910	10.5%	10.4%
Health Care Products	804	773	3.9%	7.5%	2,405	2,243	7.2%	7.1%
Total revenue	4,336	4,211	2.9%	8.3%	13,355	12,153	9.9%	9.8%

Costs of revenue	2,911	2,796	4.1%	9.6%	8,844	8,090	9.3%	9.2%
Gross profit	1,425	1,415	0.7%	5.7%	4,511	4,063	11.0%	10.9%
Selling, general and administrative	801	790	1.3%	6.6%	2,624	2,331	12.6%	12.4%
Research and development	28	40	-29.3%	-27.2%	95	108	-11.8%	-11.8%
Income from equity method investees	(13)	(26)	-48.9%	-48.4%	(51)	(55)	-6.6%	-6.6%
Operating income (EBIT)	609	611	-0.3%	4.2%	1,843	1,679	9.8%	9.8%

Interest income	(12)	(8)	40.5%	40.9%	(35)	(34)	2.5%	1.3%
Interest expense	98	98	0.1%	4.1%	309	310	-0.4%	-0.6%
Interest expense, net	86	90	-3.8%	0.5%	274	276	-0.7%	-0.8%
Income before taxes	523	521	0.3%	4.9%	1,569	1,403	11.8%	11.9%
Income tax expense	152	152	-0.3%	4.7%	484	427	13.2%	13.3%
Net income	371	369	0.5%	4.9%	1,085	976	11.2%	11.3%
Less: Net income attributable to noncontrolling interests	62	65	-5.0%	0.6%	199	195	2.5%	2.2%
Net income attributable to shareholders of FMC AG & Co. KGaA	309	304	1.6%	5.9%	886	781	13.4%	13.6%

Operating income (EBIT)	609	611	-0.3%	4.2%	1,843	1,679	9.8%	9.8%
Depreciation and amortization	177	175	1.0%	5.4%	554	513	7.9%	7.5%
EBITDA	786	786	-0.1%	4.5%	2,397	2,192	9.3%	9.3%
EBITDA margin	18.1%	18.7%			17.9%	18.0%

Weighted average number of shares	306,572,494	305,972,432			306,447,106	305,602,983

Basic earnings per share	€1.01	€0.99	1.4%	5.6%	€2.89	€2.56	13.1%	13.3%
Basic earnings per ADS	€0.50	€0.50	1.4%	5.6%	€1.45	€1.28	13.1%	13.3%

In percent of revenue
Costs of revenue	67.2%	66.4%			66.2%	66.6%
Gross profit	32.8%	33.6%			33.8%	33.4%
Operating income (EBIT)	14.0%	14.5%			13.8%	13.8%
Net income attributable to shareholders of FMC AG & Co. KGaA	7.1%	7.2%			6.6%	6.4%

Segment information

	Three months ended September 30				Nine months ended September 30
unaudited	2017	2016	Change	Change at cc	2017	2016	Change	Change at cc

Total
Revenue in € million	4,336	4,211	2.9%	8.3%	13,355	12,153	9.9%	9.8%
Operating income (EBIT) in € million	609	611	-0.3%	4.2%	1,843	1,679	9.8%	9.8%
Operating income margin in %	14.0%	14.5%			13.8%	13.8%
Delivered EBIT in € million	547	546	0.2%	4.7%	1,644	1,484	10.7%	10.8%
Days sales outstanding (DSO)					67	72
Employees (full-time equivalents)					113,648	108,851

North America
Revenue in € million	3,115	3,050	2.2%	7.9%	9,715	8,828	10.1%	9.8%
Operating income (EBIT) in € million	483	490	-1.4%	3.6%	1,478	1,348	9.7%	9.5%
Operating income margin in %	15.5%	16.1%			15.2%	15.3%
Delivered EBIT in € million	424	427	-0.8%	4.2%	1,286	1,159	10.9%	10.7%
Days sales outstanding (DSO)					52	55

U.S.
Revenue per dialysis treatment in US$(1)	352	350	0.4%	n.a.	353	350	0.9%	n.a.
Cost per dialysis treatment in US$	284	278	2.0%	n.a.	285	281	1.7%	n.a.

EMEA
Revenue in € million	632	605	4.5%	5.6%	1,888	1,776	6.3%	6.2%
Operating income (EBIT) in € million	106	113	-5.5%	-5.8%	333	354	-5.9%	-5.7%
Operating income margin in %	16.8%	18.6%			17.7%	19.9%
Delivered EBIT in € million	105	112	-5.6%	-6.0%	331	352	-6.0%	-5.8%
Days sales outstanding (DSO)					105	108

Asia-Pacific
Revenue in € million	411	383	7.4%	14.5%	1,206	1,074	12.3%	12.9%
Operating income (EBIT) in € million	77	76	1.2%	6.7%	237	202	17.3%	18.1%
Operating income margin in %	18.8%	19.9%			19.7%	18.8%
Delivered EBIT in € million	75	75	0.8%	6.3%	232	198	16.9%	17.8%
Days sales outstanding (DSO)					97	110

Latin America
Revenue in € million	175	172	1.8%	11.2%	535	466	14.8%	14.5%
Operating income (EBIT) in € million	18	18	-0.3%	5.6%	45	42	6.4%	9.7%
Operating income margin in %	10.2%	10.4%			8.4%	9.0%
Delivered EBIT in € million	18	18	-0.2%	5.7%	45	42	6.4%	9.7%
Days sales outstanding (DSO)					130	144

Corporate
Revenue in € million	3	1	-5.0%	-4.8%	11	9	15.8%	15.8%
Operating income (EBIT) in € million	(75)	(86)	-11.8%	-10.0%	(250)	(267)	-6.4%	-6.3%
Delivered EBIT in € million	(75)	(86)	-11.9%	-10.1%	(250)	(267)	-6.5%	-6.4%

(1) Excl. the effects from the VA Agreement, incl. VA agreement revenue per dialysis treatment was $352 for the three months and $358 for the nine months ended September 30, 2017.

Balance sheet

	September 30	December 31
in € million, except net debt/EBITDA ratio	2017	2016
	(unaudited)	(audited)
Assets
Current assets	6,635	6,884
Goodwill and Intangible assets	12,827	13,759
Other non-current assets	4,788	4,861
Total assets	24,250	25,504

Liabilities and equity
Current liabilities	5,446	5,299
Non-current liabilities	8,131	9,154
Total equity	10,673	11,051
Total liabilities and equity	24,250	25,504

Equity/assets ratio	44%	43%

Debt
Short-term debt	936	572
Short-term debt from related parties	3	3
Current portion of long-term debt and capital lease obligations	891	724
Long-term debt and capital lease obligations, less current portion	5,832	6,833
Total debt	7,662	8,132
Cash and cash equivalents	729	709
Total net debt	6,933	7,423

Annualized EBITDA(1)
Operating income (EBIT)	2,583	2,398
Depreciation and amortization	747	710
Non-cash charges	54	65
Annualized EBITDA	3,384	3,173

Net debt/EBITDA ratio	2.0	2.3

(1) EBITDA : including largest acquisitions.

Cash flow statement

	Three months ended September 30		Nine months ended September 30
in € million, unaudited	2017	2016	2017	2016
Operating activities
Net income	371	369	1,085	976
Depreciation / amortization	177	175	554	513
Change in working capital and other non-cash items	64	(151)	25	(329)
Net cash provided by operating activities	612	393	1,664	1,160
In percent of revenue	14.1%	9.3%	12.5%	9.5%

Investing activities
Purchases of property, plant and equipment	(228)	(216)	(632)	(670)
Proceeds from sale of property, plant and equipment	2	5	18	12
Capital expenditures, net	(226)	(211)	(614)	(658)

Free cash flow	386	182	1,050	502
In percent of revenue	8.9%	4.3%	7.9%	4.1%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(77)	(74)	(428)	(346)
Proceeds from divestitures	21	41	31	173
Acquisitions and investments, net of divestitures	(56)	(33)	(397)	(173)
Free cash flow after investing activities	330	149	653	329

Revenue development

in € million, unaudited	2017	2016	Change	Change at cc	Organic growth	Same market treatment growth(1)

Three month ended September 30
Total revenue	4,336	4,211	2.9%	8.3%	6.2%
Health Care Services	3,532	3,438	2.7%	8.5%	6.1%	2.2%
Thereof Dialysis Care revenue	2,775	2,850	-2.6%	2.9%	2.2%	2.2%
Thereof Care Coordination revenue	757	588	28.7%	35.4%	25.2%
Health Care Products	804	773	3.9%	7.5%	6.8%

North America	3,115	3,050	2.2%	7.9%	6.4%
Health Care Services	2,904	2,841	2.2%	8.0%	6.4%	2.6	%(2)
Thereof Dialysis Care revenue	2,199	2,253	-2.4%	3.3%	3.0%	2.6	%(2)
Thereof Care Coordination revenue	705	588	19.9%	26.2%	20.0%
Health Care Products	211	209	1.2%	6.5%	6.6%

EMEA	632	605	4.5%	5.6%	3.3%
Health Care Services	311	300	3.9%	4.6%	1.8%	2.7%
Health Care Products	321	305	5.2%	6.6%	4.7%
Thereof Dialysis Products	302	293	3.0%	4.6%	5.0%
Thereof Non-Dialysis Products	19	12	58.2%	58.2%	-1.1%

Asia-Pacific	411	383	7.4%	14.5%	7.1%
Health Care Services	194	173	12.0%	21.3%	5.2%	2.4%
Thereof Dialysis Care revenue	142	173	-17.9%	-10.1%	-12.0%	2.4%
Thereof Care Coordination revenue	52	—	n.a.	n.a.
Health Care Products	217	210	3.5%	8.9%	8.7%

Latin America	175	172	1.8%	11.2%	10.4%
Health Care Services	123	124	-1.0%	10.6%	9.4%	-0.2%
Health Care Products	52	48	9.3%	12.6%	13.2%

Corporate	3	1	-5.0%	-4.8%

Nine month ended September 30
Total revenue	13,355	12,153	9.9%	9.8%	6.9%
Health Care Services	10,950	9,910	10.5%	10.4%	7.1%	2.6%
Thereof Dialysis Care revenue	8,745	8,295	5.4%	5.3%	3.4%	2.6%
Thereof Care Coordination revenue	2,205	1,615	36.5%	36.3%	26.3%
Health Care Products	2,405	2,243	7.2%	7.1%	6.2%

North America	9,715	8,828	10.1%	9.8%	7.1%
Health Care Services	9,086	8,224	10.5%	10.3%	7.3%	2.9	%(2)
Thereof Dialysis Care revenue	6,992	6,609	5.8%	5.6%	3.8%	2.9	%(2)
Thereof Care Coordination revenue	2,094	1,615	29.7%	29.4%	21.9%
Health Care Products	629	604	4.1%	3.9%	4.0%

EMEA	1,888	1,776	6.3%	6.2%	3.3%
Health Care Services	925	866	6.8%	6.1%	2.3%	3.3%
Health Care Products	963	910	5.8%	6.4%	4.2%
Thereof Dialysis Products	903	874	3.4%	4.0%	4.5%
Thereof Non-Dialysis Products	60	36	63.5%	63.6%	-1.3%

Asia-Pacific	1,206	1,074	12.3%	12.9%	8.1%
Health Care Services	553	482	14.7%	15.5%	5.0%	3.6%
Thereof Dialysis Care revenue	442	482	-8.3%	-7.6%	-9.5%	3.6%
Thereof Care Coordination revenue	111	—	n.a.	n.a.
Health Care Products	653	592	10.3%	10.7%	10.6%

Latin America	535	466	14.8%	14.5%	14.0%
Health Care Services	386	338	14.4%	16.4%	15.4%	0.9%
Health Care Products	149	128	16.1%	9.7%	10.4%

Corporate	11	9	15.8%	15.8%

(1) same market treatment  growth = organic growth less price effects

(2) U.S. (excl. Mexico), same market treatment growth North America: 2.4% for the three months and 2.6% for the nine months ended September 30, 2017, respectively

Key metrics North America segment

	Three months ended September 30				Nine months ended September 30
unaudited	2017	2016	Change	Change at cc	2017	2016	Change	Change at cc

Dialysis
Revenue in € million	2,410	2,462	-2.1%	3.5%	7,621	7,213	5.7%	5.5%
Operating income (EBIT) in € million	437	460	-5.0%	0.4%	1,424	1,289	10.5%	10.2%
Operating income margin in %	18.1%	18.7%			18.7%	17.9%
Delivered EBIT in € million	386	401	-3.9%	1.4%	1,255	1,120	12.0%	11.8%

Care Coordination
Revenue in € million	705	588	19.9%	26.2%	2,094	1,615	29.7%	29.4%
Operating income (EBIT) in € million	46	30	53.0%	53.5%	54	59	-7.7%	-7.9%
Operating income margin in %	6.6%	5.1%			2.6%	3.6%
Delivered EBIT in € million	38	26	47.9%	46.8%	31	39	-19.8%	-20.0%

Key metrics Care Coordination

	Nine months ended September 30
unaudited	2017	2016	Change	Change at cc
North America
Member months under medical cost management(1)	441,996	281,964	56.8%
Medical cost under management (in € million)(1)	2,990	1,824	64.0%	63.6%
Care Coordination patient encounters(1)	5,069,546	4,057,022	25.0%

(1) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Nine months ended September 30
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,714	4%	73	317,792	4%	35,960,897	4%

North America	2,363	4%	44	195,027	4%	22,188,996	3%

EMEA	732	4%	11	61,983	5%	6,969,487	6%
Asia-Pacific	389	5%	17	30,151	3%	3,188,080	8%
Latin America	230	-1%	1	30,631	2%	3,614,334	2%

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients(1)	Q3 2017	Q2 2017	Q3 2017	Q2 2017	Q3 2017	Q2 2017	Q3 2017	Q2 2017

Clinical Performance
Single Pool Kt/v > 1.2	98	98	95	95	92	93	96	96
No catheter (> 90 days)	84	84	80	81	81	81	88	88
Hemoglobin = 10-12 g/dl	73	73	78	78	51	51	58	58
Hemoglobin = 10-13 g/dl	79	80	77	77	69	69	66	66
Hemoglobin = 10 - 13 g/dl (International)	79	80	77	77	69	69	66	66
Albumin > 3.5 g/dl(2)	78	78	87	86	91	91	88	87
Phosphate(3) < 5.5 mg/dl	62	62	76	75	76	77	70	69
Calcium = 8.4-10.2 mg/dl	85	84	76	74	78	78	75	74
Hospitalization days, per patient	9.9	10.1	7.5	7.7	4.0	3.9	3.8	3.9

Demographics
Average age (in years)	63	63	64	64	59	59	63	62
Average time on dialysis (in years)	4.0	4.0	5.6	5.6	5.3	5.3	4.9	4.9
Average body weight (in kg)	83	83	73	73	69	69	61	61
Prevalence of diabetes (in %)	62	62	32	32	29	27	40	40

(1) Outcome data in these regions might be more volatile over time as clinic data will be added

(2) International standard BCR CRM470

(3) Phosphate reported as mg/dl of Phosphorus

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended September 30		Nine months ended September 30
in € million, unaudited	2017	2016	2017	2016
Delivered EBIT reconciliation
Total
Operating income (EBIT)	609	611	1,843	1,679
less noncontrolling interests	(62)	(65)	(199)	(195)
Delivered EBIT	547	546	1,644	1,484

North America
Operating income (EBIT)	483	490	1,478	1,348
less noncontrolling interests	(59)	(63)	(192)	(189)
Delivered EBIT	424	427	1,286	1,159

Dialysis
Operating income (EBIT)	437	460	1,424	1,289
less noncontrolling interests	(51)	(59)	(169)	(169)
Delivered EBIT	386	401	1,255	1,120

Care Coordination
Operating income (EBIT)	46	30	54	59
less noncontrolling interests	(8)	(4)	(23)	(20)
Delivered EBIT	38	26	31	39

EMEA
Operating income (EBIT)	106	113	333	354
less noncontrolling interests	(1)	(1)	(2)	(2)
Delivered EBIT	105	112	331	352

Asia-Pacific
Operating income (EBIT)	77	76	237	202
less noncontrolling interests	(2)	(1)	(5)	(4)
Delivered EBIT	75	75	232	198

Dialysis
Operating income (EBIT)	68	76	222	202
less noncontrolling interests	(2)	(1)	(5)	(4)
Delivered EBIT	66	75	217	198

Care Coordination
Operating income (EBIT)	9	—	15	—
less noncontrolling interests	0	—	0	—
Delivered EBIT	9	—	15	—

Latin America
Operating income (EBIT)	18	18	45	42
less noncontrolling interests	0	0	0	0
Delivered EBIT	18	18	45	42

Corporate
Operating income (EBIT)	(75)	(86)	(250)	(267)
less noncontrolling interests	0	0	0	0
Delivered EBIT	(75)	(86)	(250)	(267)

Reconciliation of net cash provided by operating activities to EBITDA(1)
Total EBITDA			2,397	2,192
Interest expense, net			(274)	(276)
Income tax expense			(484)	(427)
Change in working capital and other non-cash items			25	(329)
Net cash provided by operating activities			1,664	1,160

(1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS  financial measures

	Three months ended September 2017		Nine months ended September 30
in € million, unaudited	2017	2016	2017	2016

Operating performance excluding special items
Revenue
Total
Revenue	4,336	4,211	13,355	12,153
VA Agreement(1)	3		(96)
Revenue excluding special items	4,339	4,211	13,259	12,153

Health Care Sevices revenue	3,532	3,438	10,950	9,910
VA Agreement	3		(96)
Health Care Services revenue excluding special items	3,535	3,438	10,854	9,910

North America
Revenue	3,115	3,050	9,715	8,828
VA Agreement	3		(96)
Revenue excluding special items	3,118	3,050	9,619	8,828

Health Care Sevices revenue	2,904	2,841	9,086	8,224
VA Agreement	3		(96)
Health Care Services revenue excluding special items	2,907	2,841	8,990	8,224

Dialysis Care Services revenue	2,199	2,253	6,992	6,609
VA Agreement	3		(96)
Dialysis Care Services revenue excluding special items	2,202	2,253	6,896	6,609

Operating income (EBIT)
Total
Operating income (EBIT)	609	611	1,843	1,679
VA Agreement	3		(88)
Natural Disaster Costs(2)	12		12
Operating income (EBIT) excluding special items	624	611	1,767	1,679

North America
Operating income (EBIT)	483	490	1,478	1,348
VA Agreement	3		(95)
Natural Disaster Costs	12		12
Operating income (EBIT) excluding special items	498	490	1,395	1,348

Dialysis operating income (EBIT)	437	460	1,424	1,289
VA Agreement	3		(95)
Natural Disaster Costs	11		11
Dialysis operating income (EBIT) excluding special items	451	460	1,340	1,289

Care Coordination operating income (EBIT)	46	30	54	59
Natural Disaster Costs	1		1
Care Coordination operating income (EBIT) excluding special items	47	30	55	59

Corporate
Operating income (EBIT)	(75)	(86)	(250)	(267)
VA Agreement	—		7
Operating income (EBIT) excluding special items	(75)	(86)	(243)	(267)

Net income(3)	309	304	886	781
VA Agreement	2		(52)
Natural Disaster Costs	8		8
Net income excluding special items(3)	319	304	842	781

(1) VA Agreement = Agreement with the United States Departments of Veterans Affairs and Justice

(2)  Natural Disaster Costs = three hurricanes and an earthquake

(3) attributable to shareholders of FMC AG & Co. KGaA

Remarks

cc = Constant Currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We use the non-IFRS financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the Constant Currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. This resulting percentage is a non-IFRS measure referring to a change as a percentage at Constant Currency.

We believe that the non-IFRS financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA or other items and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items  prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.